Exhibit 11


COMPUTATION OF PRIMARY AND FULLY DILUTED EARNINGS PER SHARE
For the Quarter Ended March 31, 1994
(Dollars in thousands except per share amounts)


The information below is presented to comply with Regulation S-K Item
601. The computation is not used or required in the consolidated statements of income as its dilutive effect on simple earnings per share is less than 3%.



                                           Primary EPS    Fully Diluted EPS
Weighted average shares                      8,657,063         8,657,063
Common Stock Equivalents (CSE)
 Stock options                                 147,099           147,099
Primary weighted average shares              8,804,162         8,804,162
Additional CSE                                                    18,066
Fully diluted weighted average shares                          8,822,228

Net Income                                  $    7,825        $    7,825

Earnings Per Share                          $     0.89        $     0.89